UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File Number 333-226041

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION ENERGY, INC.

120 Tredegar Street

Richmond, VA 23219

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator

of the SCANA Corporation 401(k) Retirement Savings Plan

Richmond, Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of SCANA Corporation 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, as of December 31, 2020, the Plan merged into the Dominion Energy Salaried Savings Plan and no longer exists. Our opinion is not modified with respect to this matter.

/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia

June 25, 2021

We have served as the auditor of the Plan since at least 1977; however, an earlier year could not be reliably  determined.

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS:
Investments:
Investments held by the Plan—at fair value	$—	$1,122,577,639
Receivables:
Notes receivable from participants	—	22,988,525
Employer contributions	—	1,587,892
Accrued investment income	—	35,741
Total receivables	—	24,612,158
NET ASSETS AVAILABLE FOR BENEFITS	$—	$1,147,189,797

See notes to financial statements.

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2020

ADDITIONS:
Contributions:
Participant contributions	$34,042,648
Rollover contributions	1,537,174
Employer contributions	23,986,005
Total contributions	59,565,827
Investment Income:
Interest	5,253
Dividends	19,547,343
Net depreciation in fair value of investments	(16,218,799)
Income from Master Trust	62,391,134
Net investment income	65,724,931
Interest income on notes receivable from participants	1,191,925
Total additions	126,482,683
DEDUCTIONS:
Benefits paid to participants	155,128,063
Administrative expenses	994,433
Total deductions	156,122,496
NET DECREASE IN NET ASSETS BEFORE TRANSFERS	(29,639,813)
PLAN TO PLAN TRANSFER, NET (Note 2.i.)	(1,422,198)
TRANSFER TO OTHER PLAN (Note 1)	(1,116,127,786)
NET DECREASE IN NET ASSETS	(1,147,189,797)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,147,189,797
End of year	$—

See notes to financial statements.

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019, AND FOR THE YEAR ENDED DECEMBER 31, 2020

1.	DESCRIPTION OF PLAN

Effective January 1, 2019, SCANA Corporation (the Company) became a wholly-owned subsidiary of Dominion Energy, Inc. (Dominion Energy), and Dominion Energy Services, Inc., a wholly-owned subsidiary of Dominion Energy, became the Plan Administrator and the named fiduciary of the SCANA Corporation 401(k) Retirement Savings Plan (the Plan). The Company remains the sponsor of the Plan, though the board of directors of Dominion Energy has the authority to terminate the Plan or to adopt such amendments to the Plan as the board considers appropriate. The board of Dominion Energy, Inc. has delegated its authority to adopt certain Plan amendments to its Chief Administrative Officer and to a committee appointed by its Chief Executive Officer.

In connection with the Company’s acquisition by Dominion Energy, shares of the Company held by the Plan were exchanged for shares of Dominion Energy.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

a.

General—  Employees must be at least 18 years of age and be receiving eligible earnings from the Company or participating subsidiaries or be on an authorized leave of absence to be eligible to participate in the Plan. The Plan is a profit sharing plan with stock bonus and employee stock ownership components. The Plan is intended to qualify under Internal Revenue Code (IRC) sections 401(a), 401(k) and 401(m). The stock bonus and employee stock ownership components (the assets of which are invested in the Common Stock Fund) are intended to qualify under IRC sections 401(a) and 4975(e)(7). Effective January 2, 2019, the Common Stock Fund invests exclusively in the common stock of Dominion Energy and holds only shares of Dominion Energy common stock and dividends declared on such stock (pending distribution to participants or reinvestment in accordance with the Plan’s terms). The Plan’s assets were held by Bank of America, N.A., the Plan’s trustee (Trustee), pursuant to a trust agreement. The Plan's recordkeeper was Bank of America Merrill Lynch (Recordkeeper) through April 2020. Effective April 28, 2020, (Transition Date) the Plan changed its trustee and recordkeeper to The Northern Trust Company and Voya Financial Inc., respectively. In connection with this change, the Plan joined the Dominion Energy Inc. Defined Contribution Master Trust (Master Trust) and revised its investment options to match Dominion Energy Inc.’s other defined contribution plans. As a result, all of the Plan’s investments except for the Common Stock Fund were liquidated and balances were transferred to the new investment options based on participants’ elections (Note 1g).  If no elections were made, balances were transferred to the Vanguard Target Retirement Trust Funds corresponding with a participant’s age (assuming retirement at age 65). The Plan is subject to the provisions of ERISA.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was passed by Congress. The CARES Act provided fast and temporary relief for retirement plan sponsors and their participants. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan document. The Plan implemented the following relief provisions, which did not have a significant impact on the Plan’s net assets available for benefits.

• Coronavirus-related distribution– Participants could take a coronavirus-related distribution of up to $100,000 from their retirement plan without a 10% early withdrawal penalty. Eligible distributions could be taken up to December 31, 2020. Coronavirus-related distributions may be repaid within three years.

• Required minimum distributions (RMDs) – RMDs were suspended for 2020.

Effective December 31, 2020, the Plan merged into the Dominion Energy Salaried Savings Plan (the Salaried Plan). As a result, the Plan’s assets, including the Plan’s interest in investments held by the Master Trust, of $1,116,127,786 were transferred to the Salaried Plan. All participants of the Plan became participants in the Salaried Plan and are subject to the terms and conditions of the Salaried Plan as of the effective date of the merger, including the eligibility, vesting and service crediting provisions.

b.

Contributions— The Plan allows participants to contribute up to 75% of eligible earnings on an after-tax basis (Regular Contributions) or before-tax basis (Tax Deferred Contributions), subject to certain IRC limitations. The Plan has an automatic enrollment feature for all eligible employees hired or rehired on or after January 1, 2014. Employees who are eligible to participate in the Plan are enrolled with a 3% before-tax contribution. The Plan also contains an automatic election escalator feature for participants who are automatically enrolled in the Plan. The automatic escalator feature increases participants' before-tax contribution rate from the automatic enrollment rate of 3% on an annual basis in increments of 1% until they reach a maximum of 6% unless they opt out of the automatic escalation feature. These automatic enrollment and escalation amounts will be invested in the Vanguard Target Retirement Fund with a target year that most closely approximates the year of the participant's 65th birthday, unless the participant chooses other investment options under the Plan. The Company and participating subsidiaries match participant contributions on a dollar for dollar basis up to 6% of eligible earnings. Participants age 50 or older or who will attain age 50 during the calendar year and are making the maximum amount of contributions allowed by the Plan or by law can make catch-up contributions. The Plan also allows for the acceptance of direct rollovers from eligible retirement plans, including Individual Retirement Accounts (IRA). All contributions are subject to various limits imposed by the IRC and the Plan.

c.

Participant Accounts— Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and any Company contributions and charged with withdrawals and a portion of Plan administrative expenses. Once contributions are in a participant’s account and invested, they are subject to earnings and losses based on the investment options selected by the participant. The benefit to which a participant is entitled is the participant’s vested account balance.

Individual participant accounts invested in the Common Collective Trust Funds, the Intermediate Bond Fund and the separately managed accounts (SMA) are maintained on a unit value basis.  Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds and SMA, but have an interest therein represented by units valued as of the last business day of the period.  The various funds and SMA earn dividends and interest, which are automatically reinvested within the funds and SMA. Generally, contributions to and withdrawal payments from each fund and SMA are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

d.

Investments— All of the Plan’s investments are participant directed. Upon enrollment in the Plan, participants may direct the investment of their contributions and employer contributions into various investment options offered by the Plan:

o	Common Stock Fund(1)
o	Interest in Master Trust(2):

Dominion Money Market Fund

Real Estate Fund

Intermediate Bond Fund(3)

S&P 500 Index Fund(3)

Small/Mid Cap Equity Index Fund(3)

Multi-Asset Class Inflation Managed Collective Investment Trust(3)

o	Common Collective Trusts(3):

Target Retirement Income Trust Plus(4)

Target Retirement 2015 Trust Plus(5)

Target Retirement 2020 Trust Plus(5)

Target Retirement 2025 Trust Plus(5)

Target Retirement 2030 Trust Plus(5)

Target Retirement 2035 Trust Plus(5)

Target Retirement 2040 Trust Plus(5)

Target Retirement 2045 Trust Plus(5)

Target Retirement 2050 Trust Plus(5)

Target Retirement 2055 Trust Plus(5)

Target Retirement 2060 Trust Plus(5)

Target Retirement 2065 Trust Plus(5)

Wells Fargo Stable Value Fund Q

o	Mutual Funds:

International Equity Fund(6)

Emerging Markets Equity Fund(7)

International Bond Fund(8)

1-3 Year Bond Fund(9)

AMG TimesSquare Mid Cap Growth Fund

DFA US Small Cap Value

Dodge & Cox International Stock Fund

Dodge & Cox Stock Fund

Harbor Capital Appreciation Fund

PIMCO Total Return Portfolio Institutional

T.Rowe Price Mid Cap Value Fund

Vanguard Extended Market Index Fund Institutional Class

Vanguard Institutional Index Fund

Vanguard Total Bond Market Index Fund Institutional Class

Vanguard Total International Stock Index Fund Institutional Class

Voya Small Cap Opportunities Fund Class R6

(1)	The Common Stock Fund invests primarily in Dominion Energy common stock.

(2)	See Plan Interest in Master Trust in Note 3 in the financial statements of the Salaried Plan for details about the related investment strategies.
(3)

These Funds do not have any unfunded commitments and do not have any applicable liquidation periods or defined terms/periods to be held. The Plan may generally sell assets from the Trusts to satisfy participant payment obligations (assets are redeemable daily) and may transfer assets from the Trusts to other investment options based on participant elections (overnight liquidity is generally available).

(4)

The Target Retirement Income Trust is designed for investors with an intermediate-term investment horizon (at least three to five years) who are seeking a high level of current income. General investment mix includes 70% bonds and 30% stocks.

(5)

These Target Retirement Trusts are designed for investors seeking to retire between 2015 and 2067 and to provide for a reasonable level of income and long-term growth of capital and income. General investment mix: 2015 Trust Plus—65% bonds and 35% stocks; 2020 Trust Plus—51% bonds and 49% stocks; 2025 Trust Plus—40% bonds and 60% stocks; 2030 Trust Plus—33% bonds and 67% stocks; 2035 Trust Plus—25% bonds and 75% stocks; 2040 Trust Plus—17% bonds and 83% stocks; 2045 Trust Plus— 10% bonds and 90% stocks; and 2050 Trust Plus, 2055 Trust Plus, 2060 Trust Plus and 2065 Trust Plus—9% bonds and 91% stocks.

(6)

The International Equity Fund invests primarily in common stocks of strong, undervalued companies which exhibit growing earnings based primarily in Europe and the Pacific Basin, ranging from small firms to large corporations.

(7)	The Emerging Markets Equity Fund invests primarily in equity securities issued in emerging markets around the world.
(8)	The International Bond Fund invests primarily in non-U.S. fixed income instruments and investment grade debt securities.
(9)	The 1-3 Year Bond Fund invests primarily in bonds, investment grade domestic debt obligations and other fixed income securities with maturities of 3 years or less.
e.	Vesting—Participants are fully and immediately vested in all contributions and the earnings on these amounts, whether made by Participants or the Company or participating subsidiaries.
f.

Participant Loans— Participants are eligible to secure loans against their plan account with a maximum repayment period of 5 years, or 10 years for loans taken for the purpose of purchasing principal residence. The minimum loan amount is $500 and the maximum loan amount is the lesser of:

•	50% of the vested account balance, or
•	$50,000 (reduced by the difference between the highest outstanding loan balance during the prior 12 months and the outstanding loan balance on the date of the new loan)

The loans are interest-bearing at the prime rate of interest plus 1%. The rate is determined at the beginning of each month if a change has occurred in the prime rate. However, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan through payroll deductions. Terminated and retired employees may arrange with the Recordkeeper to continue their loan payments until the loan is paid in full. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants

g.

Distributions and Withdrawals— Before attainment of age 59-1/2, participants may request in-service withdrawals from their account balances. A distribution from Company matching contributions may only be made from those contributions that have been held in the participant’s account for two years following the close of the Plan year during which they were made. However, if participants have participated in the Plan for at least five years, all Company matching contributions are eligible for distribution. Participants may not receive in-service withdrawals from their Tax Deferred Contributions before attaining age 59-1/2 unless they demonstrate a financial hardship. Participants may receive a full distribution from the Plan after attaining age 59-1/2 or in the event of retirement, death, disability or other termination of employment.

h.

Flexible Dividend Options—Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Common Stock Fund or (2) reinvesting the dividends in the Common Stock Fund, if no elections are made.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.

Basis of Accounting— The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

b.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein.   Actual results could differ from those estimates.

c.

Risks and Uncertainties—The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

In addition, the novel coronavirus (COVID-19) outbreak, which was declared a pandemic by the World Health Organization on March 11, 2020, has negatively impacted the world economy. The outbreak of COVID-19 is still on-going and the extent of the impact of COVID-19 on the Plan’s net assets available for benefits and changes in net assets available is uncertain.

d.	Valuation of Investments— The Plan’s investments are stated at fair value. See Notes 3 and 4 for further information.
e.

Notes Receivable from Participants— Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

f.	Investment Income— Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Income from Master Trust includes dividend income and net realized and unrealized appreciation.

Investment management fees and operating expenses charged to the Plan are deducted from income earned daily and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return.

g.	Administrative Expenses— Administrative expenses are paid primarily by the participants from their accounts. The Company pays certain other costs to administer the Plan, which are not charged to the Plan. In addition, participants who elect to participate in a financial advisory program offered by the Plan will have administrative fees deducted from their account.
h.	Payment of Benefits— Benefits payments to participants are recorded upon distribution.
i.

Transfers—In addition to the Plan, Dominion Energy also sponsors several other savings plans for employees of Dominion Energy and certain of its subsidiaries which do not participate in this Plan.  If participants change employment among Dominion Energy and its covered subsidiaries during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2020, the Plan transferred $10,271 and $1,432,469 of participants’ assets in from and out to other plans, respectively.

j.

Excess Contributions Payable— The Plan is required to return to plan participants any contributions received during the Plan year in excess of the IRC or the Plan limits. There were no excess contributions payable at December 31, 2020 and 2019.

3.	PLAN INTEREST IN MASTER TRUST

During 2020, the Plan’s investments in the Dominion Money Market Fund, the Real Estate Fund, the Intermediate Bond Fund, the S&P 500 Index Fund, the Small/Mid Cap Equity Index Fund and the Multi-Asset Class Inflation Managed Collective Investment Trust are held in a Master Trust that was established for the Plan and other employee benefit plans of Dominion Energy and its subsidiaries.

Effective on December 31, 2020, the Plan merged into the Salaried Plan (Note 1a). As a result, the Plan’ assets, including the Plan’s interest in investments held by the Master Trust were transferred to the Salaried Plan and the Plan’s interest in the Master Trust was zero as of December 31, 2020. Investment disclosures for the Master Trust at December 31, 2020 are provided in the financial statements of the Salaried Plan.

Investment income for the Dominion Money Market Fund was as follows:

Year Ended
December 31, 2020
Interest	$480,163
Net investment appreciation	2,577,429
Total	$3,057,592

Investment loss for the Real Estate Fund was as follows:

Year Ended
December 31, 2020
Interest	$2,598
Dividends	2,440,408
Net investment depreciation	(6,913,968)
Total	$(4,470,962)

Investment income for the Intermediate Bond Fund was as follows:

Year Ended
December 31, 2020
Net investment appreciation	$20,468,567

Investment income for the S&P 500 Index Fund was as follows:

Year Ended
December 31, 2020
Net investment appreciation	$142,808,455

Investment income for the Small/Mid Cap Equity Index Fund was as follows:

Year Ended
December 31, 2020
Net investment appreciation	$118,346,874

Investment income for the Multi-Asset Class Inflation Managed Collective Investment Trust was as follows:

Year Ended
December 31, 2020
Net investment appreciation	$332,224

4.	FAIR VALUE MEASUREMENTS

Effective on the Transition Date, the Plan joined the Dominion Energy Inc. Defined Contribution Master Trust (Master Trust) and revised its investment options to match Dominion Energy Inc.’s other defined contribution plans (Note 1). As a result, all of the Plan’s investments except for the Common Stock Fund were liquidated and balances were transferred to the new investment options based on participants’ elections (Note 1d).

On December 31, 2020, the Plan was merged into the Salaried Plan (Note 1). As a result, the Plan’s assets, including the Plan’s interest in investments held by the Master Trust were transferred to the Salaried Plan. The Plan’s assets and the Plan’s interest in the Master Trust was zero as of December 31, 2020.

Fair value measurements of the Plan’s investments including the Plan’s interest in investment held by the Master Trust at December 31, 2020 are provided in the financial statements of the Salaried Plan.

Below are the fair value measurements of Plan’s investments as of December 31, 2019.

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques

The following is a description of the valuation methodologies used for assets measured at fair value.

Common Stock Fund — Invests exclusively in the common stock of Dominion Energy and holds only shares of Dominion Energy common stock and dividends declared on such stock.  The fund is valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds —Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective Trust Funds — Valued at the net asset value of units of the common collective trust fund. The NAV as provided by the trustee is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchased and sales) may occur daily. If the Plan initiates a full redemption of the collective trusts, the issuer reserves the right to require 60 days’ notification to confirm that securities liquidations will be carried out in an orderly business manner. The funds held by the Plan have a daily redemption frequency and have no unfunded commitments or notice period requirement for participants.

Stable Value Fund — A collective trust fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the NAV of units of the bank collective trust. The NAV value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification to confirm that securities liquidations will be carried out in an orderly business manner. The fund held by the Plan have a daily redemption frequency and have no unfunded commitments or notice period requirement for participants.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2019. There were no Level 2 or Level 3 fair value measurements for any period presented.

2019
Level 1: Investments
Common stock fund	$423,085,674
Mutual funds	407,475,408
Total assets in the fair value hierarchy	830,561,082
Investments measured at NAV
Common collective trusts funds (including stable value fund)	292,016,557
Total investments at fair value	1,122,577,639

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period

The significance of transfers between levels are evaluated based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.

5.	FEDERAL INCOME TAX STATUS

The Plan is a qualified employees' profit sharing trust under Section 401(k) of the IRC and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pre-tax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on May 19, 2016, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC and therefore, the related trust is exempt from taxation. In December 2016, the IRS began publishing a Required Amendments List (List) for individually designed plans which specifies changes in qualification requirements. The List is published annually and requires plans to be amended for each item on the List, as applicable, to retain its tax exempt status. The Plan has been amended since applying for the determination letter; however, the Plan administrator believes that the Plan and related trust are currently designed, have been amended and are being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2019, the Plan held 5.1 million shares of common stock of Dominion Energy, the named fiduciary of the plan, with a cost basis of $379.1 million. During the year ended December 31, 2020, the Plan purchased $99.2 million and sold $112.0 million of common stock of Dominion Energy and recorded dividend income of $17.1 million.

In addition, the Plan issues loans to participants, which qualify as permitted party-in-interest transactions. Such loans are secured by the vested balances in the participants’ accounts.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, Dominion Energy has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

8.	SUBSEQUENT EVENTS

Subsequent events were evaluated through June 25, 2021, the date the financial statements were issued.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Energy Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN (name of plan)

Date: June 25, 2021	/s/ Regina J. Elbert
Regina J. Elbert Vice President, Dominion Energy Services, Inc. Human Resources Business Services